July 31, 2025	Exhibit 5.1

Denny’s Corporation
203 East Main Street
Spartanburg, SC 29319

Ladies and Gentlemen:

As Chief Legal Officer of Denny’s Corporation (the “Company), I have participated with the Company in the preparation for filing with the Securities and Exchange Commission (the “Commission”), on or about July 31, 2025, of a Registration Statement on Form S-8 (the “Registration Statement”). The Registration Statement relates to the registration of 2,850,000 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), issuable under the Denny’s Corporation Amended and Restated 2021 Omnibus Incentive Plan (the “Plan”).

In rendering this opinion, I have examined and relied upon originals or copies, certified or otherwise, of all such corporate records, documents, agreements or other instruments of the Company, and have made such investigation of law and have discussed with the officers of the Company such questions of fact as I have deemed necessary or appropriate. In rendering this opinion, I have relied upon certificates and statements of officers and directors of the Company as to factual matters, and have assumed the authenticity of all documents submitted as copies.

This opinion is limited solely to the Delaware General Corporation Law, as applied by courts located in Delaware, the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting those laws.

Based upon the foregoing, I am of the opinion that the Shares have been duly authorized and, when issued and paid for pursuant to the terms of the Plan, will be validly issued, fully paid and nonassessable.

I hereby consent to the use of this opinion as Exhibit 5.1 to the above mentioned Registration Statement.

Sincerely,

/s/ Gail Sharps Myers

Gail Sharps Myers
EVP, Chief Legal & Administrative Officer,
and Corporate Secretary